Exhibit 99.1

Mersana Therapeutics Provides Business Update and Announces
Third Quarter 2025 Financial Results

•	Day One Biopharmaceuticals, Inc. to Acquire Mersana Therapeutics, Inc.

•	Agreement provides for upfront consideration of $25.00 per share in cash, plus potential contingent value rights cash payments of up to an aggregate of $30.25 per share, for aggregate deal value of up to approximately $285 million

•	Closing is expected to occur by the end of January 2026

CAMBRIDGE, Mass., November 14, 2025 – Mersana Therapeutics, Inc. (NASDAQ: MRSN), a clinical-stage biopharmaceutical company focused on the development of antibody-drug conjugates (ADCs) targeting cancers in areas of high unmet medical need, today provided a business update and reported financial results for the third quarter ended September 30, 2025.

Acquisition by Day One Biopharmaceuticals, Inc.

Yesterday, Mersana announced that it has entered into a definitive merger agreement with Day One Biopharmaceutics, Inc. (Day One), pursuant to which Day One would acquire Mersana, through a tender offer followed by a second step merger, for upfront consideration of $25.00 per share in cash plus up to an aggregate of $30.25 per share in cash potentially payable under contingent value rights (CVRs) triggered upon the achievement of certain clinical development, regulatory and commercial milestones related to Emi-Le, the company’s B7-H4-directed Dolasynthen ADC, and upon the achievement of a certain milestone pursuant to an existing Mersana collaboration to be issued in the proposed acquisition, representing a total equity value of approximately $129 million at closing and representing a total deal value of up to approximately $285 million. Closing of the transaction is subject to the satisfaction of customary closing conditions, including that a majority of Mersana’s shares of common stock are validly tendered in the tender offer and not validly withdrawn and the receipt of certain U.S. regulatory approvals, and is expected to occur by the end of January 2026.

Emiltatug Ledadotin (Emi-Le; XMT-1660)

In the ongoing Phase 1 clinical trial of Emi-Le, Mersana continues to follow patients in its two dose expansion cohorts in patients with triple-negative breast cancer, or TNBC, who have received one to four prior treatment lines in the locally advanced or metastatic setting, including at least one prior topoisomerase-1 inhibitor ADC.

Mersana is also evaluating Emi-Le in patients with adenoid cystic carcinoma type 1 (ACC-1), a population with very high unmet need, in the backfill cohorts of the dose escalation portion of the ongoing Phase 1 clinical trial. In June 2025, at ASCO, Mersana presented interim clinical data from nine evaluable patients with ACC-1. As of October 1, 2025, Mersana has enrolled a substantially greater number of ACC-1 patients in backfill cohorts than was presented at ASCO. The data from ACC-1 patients enrolled in this trial continues to mature as Mersana enrolls additional patients and patients remain on treatment for longer periods. Mersana has continued to be encouraged by the responses of the patients in these backfill cohorts.

Emi-Le continues to be generally well-tolerated, and its observed safety profile remains consistent with previously disclosed data.

XMT-2056

Mersana’s Phase 1 clinical trial of XMT-2056, the company’s lead Immunosynthen ADC candidate targeting a novel HER2 epitope, is ongoing. In the third quarter of 2025, Mersana achieved and received a $15 million development milestone under its agreement with GSK plc (GSK), which has an exclusive global license option to co-develop and commercialize XMT-2056.

Collaborations

Mersana continues to support its collaborations with both Janssen Biotech, Inc. (Johnson & Johnson, Dolasynthen research collaboration) and Merck KGaA, Darmstadt, Germany (Immunosynthen research collaboration).

In the third quarter of 2025, Johnson & Johnson received clearance from the U.S. Food and Drug Administration (FDA) of an investigational new drug application for a Dolasynthen ADC developed under Mersana’s 2022 collaboration and license agreement with Johnson & Johnson. An $8.0 million development milestone is associated with the further progress of this first-in-human clinical trial pursuant to the agreement with Johnson & Johnson.

Third Quarter 2025 Financial Results and Recent Updates

•	Net cash used in operating activities for the third quarter of 2025 was $3.2 million, which reflects the impact of the $15 million GSK development milestone payment received.

•	Cash and cash equivalents as of September 30, 2025 were $56.4 million. The company continues to expect that its capital resources will be sufficient to support its current operating plan commitments into mid-2026.

•	Collaboration revenue for the third quarter of 2025 was $11.0 million, compared to $12.6 million for the same period in 2024. The year-over-year change was primarily related to decreased revenue recognized under the company’s collaboration and license agreements with Johnson & Johnson and Merck KGaA, Darmstadt, Germany, partially offset by increased revenue recognized under its agreement with GSK.

•	Research and development (R&D) expense for the third quarter of 2025 was $12.2 million, compared to $14.8 million for the same period in 2024. Included in the third quarter of 2025 R&D expense was $0.5 million in non-cash stock-based compensation expense. The year-over-year change in R&D expense was primarily related to lower headcount and related employee compensation costs, partially offset by an increase in costs related to Emi-Le and XMT-2056 clinical development activities.

•	General and administrative (G&A) expense for the third quarter of 2025 was $6.3 million, compared to $9.9 million during the same period in 2024. Included in the third quarter of 2025 G&A expense was $0.6 million in non-cash stock-based compensation expenses. The year-over-year change in G&A expense was primarily related to lower headcount and related employee compensation costs and a reduction in consulting and professional services fees.

•	Net loss for the third quarter of 2025 was $7.5 million, or $1.51 per share, compared to a net loss of $11.5 million, or $2.34 per share, for the same period in 2024.

Conference Call

Mersana’s previously scheduled conference call to discuss business updates and its financial results for the third quarter of 2025 has been cancelled.

About Mersana Therapeutics

Mersana Therapeutics is a clinical-stage biopharmaceutical company focused on the development of novel antibody-drug conjugates (ADCs) and driven by the knowledge that patients are waiting for new treatment options. The company has developed proprietary cytotoxic (Dolasynthen) and immunostimulatory (Immunosynthen) ADC platforms that have generated a pipeline of wholly-owned and partnered product candidates with the potential to treat a range of cancers. Its pipeline includes Emi-Le (emiltatug ledadotin; XMT-1660), a Dolasynthen ADC targeting B7-H4, and XMT-2056, an Immunosynthen ADC targeting a novel epitope of human epidermal growth factor receptor 2 (HER2). Mersana routinely posts information that may be useful to investors on the “Investors & Media” section of its website at www.mersana.com.

Mersana Therapeutics, Inc.

Selected Condensed Consolidated Balance Sheet Data

(in thousands and unaudited)

	September 30,	December 31,
	2025	2024
Cash, cash equivalents and marketable securities	$56,391	$134,620
Total assets	62,686	144,663
Total liabilities	122,223	154,172
Total stockholders' deficit	(59,537)	(9,509)

Mersana Therapeutics, Inc.

Condensed Consolidated Statement of Operations

(in thousands, except share and per share data, and unaudited)

	Three months ended		Nine months ended
	Sept 30, 2025	Sept 30, 2024	Sept 30, 2025	Sept 30, 2024
Collaboration revenue	$11,009	$12,598	$16,819	$24,136
Operating expenses:
Research and development	12,182	14,803	46,741	50,734
General and administrative	6,303	9,864	22,643	31,927
Restructuring expenses	191	-	4,131	-
Total operating expenses	18,676	24,667	73,515	82,661
Total other income, net	122	986	732	3,868
Loss before income taxes	(7,545)	(11,083)	(55,964)	(54,657)
Income tax expense	-	(418)	-	(418)
Net loss	$(7,545)	$(11,501)	$(55,964)	$(55,075)
Net loss per share — basic and diluted	$(1.51)	$(2.34)	$(11.22)	$(11.27)
Weighted-average number of common shares — basic and diluted	4,992,639	4,908,903	4,986,061	4,887,944

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Important Information for Investors and Stockholders and Where to Find It

The tender offer referenced in this press release has not yet commenced. This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for the tender offer materials that Day One and its subsidiary (“Merger Sub”) will file with the Securities and Exchange Commission (“SEC”). The solicitation and offer to buy outstanding shares of common stock of Mersana will only be made pursuant to the tender offer materials that Day One and Merger Sub intend to file with the SEC. At the time the tender offer is commenced, Day One and Merger Sub will file tender offer materials on Schedule TO and Mersana will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. MERSANA’S STOCKHOLDERS ARE URGED TO CAREFULLY READ THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS), AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME), WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL EACH CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER AND PROPOSED MERGER THAT MERSANA’S STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. The Schedule TO, including the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents and the Solicitation/Recommendation Statement on Schedule 14d-9, will be made available to all of Mersana’s stockholders at no expense to them and will also be made available for free at the SEC’s website at www.sec.gov. Additional copies of the tender offer materials filed by Mersana may be obtained for free at Mersana’s website at https://www.mersana.com/ or by contacting Mersana’s Secretary at legal@mersana.com. Additional copies of the tender offer materials filed by Day One and Merger Sub may be obtained for free under the “SEC Filings” section of Day One’s website at https://ir.dayonebio.com/financials-and-filings/sec-filings. In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents and the Solicitation/Recommendation Statement on Schedule 14D-9, Mersana and Day One each file annual, quarterly and current reports and other information with the SEC, which are available to the public over the internet at the SEC’s website at http://www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking” statements that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those implied by the forward-looking statements. These statements may be identified by words such as “aims,” “anticipates,” “believes,” “could,” “estimates,” “expects,” “forecasts,” “goal,” “intends,” “may,” “plans,” “possible,” “potential,” “seeks,” “will” and variations of these words or similar expressions, although not all forward-looking statements contain these words. Forward-looking statements in this press release include, but are not limited to, statements regarding the proposed transactions between Day One and Mersana, including the tender offer and merger, the expected timetable for completing the proposed transactions, the potential benefits of the transactions, the potential consideration amount from the proposed transactions and the terms of the merger agreement and CVR agreement, Mersana’s expected cash runway and any other statements about Mersana’s management’s future expectations, beliefs, goals, plans or prospects. Mersana may not actually achieve the plans, intentions or expectations disclosed in these forward-looking statements, and you should not place undue reliance on these forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in these forward-looking statements as a result of various factors, including, among other things, the risk that the proposed transactions may not be completed in a timely manner, or at all, which may adversely affect Mersana’s business and the price of its common stock; the possibility that various closing conditions of the tender offer or the merger may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities; uncertainty regarding how many of Mersana’s stockholders will tender their shares in the tender offer; the risk that competing offers or acquisition proposals will be made; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement and the transactions; uncertainty as to the ultimate transaction costs; the possibility that milestone payments related to the CVR will never be achieved and that no milestone payments may be made; the effect of the announcement or pendency of the proposed transactions on Mersana’s trading price, business, operating results and relationships with collaborators, vendors, competitors and others; risks that the proposed transactions or transaction-related uncertainty may disrupt Mersana’s current plans and business operations; potential difficulties retaining employees as a result of the proposed transactions; risks related to the diverting of management’s attention from Mersana’s ongoing business operations; the risk that stockholder litigation or legal proceedings in connection with the proposed transactions may result in significant costs of defense, indemnification and liability, or present risks to the timing or certainty of the closing of the proposed transactions; the outcome of any stockholder litigation or legal proceedings that may be instituted against Mersana related to the merger agreement or the proposed transactions; changes in Mersana’s businesses during the period between announcement and closing of the proposed transactions; risks and uncertainties associated with development and regulatory approval of product candidates; risks associated with conducting clinical trials; Mersana’s ability to finance continued operations; Mersana’s competitive position; uncertainties pertaining to other business effects, including the effects of industry, market, economic, political or regulatory conditions, future exchange and interest rates and changes in tax and other laws, regulations, rates and policies; and other risks and uncertainties, any of which could cause Mersana’s actual results to differ from those contained in the forward-looking statements, that are described in greater detail in the section entitled “Risk Factors” in Mersana’s Quarterly Report on Form 10-Q for the period ended June 30, 2025 filed with the SEC on August 13, 2025, as well as in other filings Mersana may make with the SEC in the future and in the Schedule TO and related tender offer documents to be filed by Day One. Any forward-looking statements contained in this press release speak only as of the date hereof, and Mersana does not undertake and expressly disclaims any obligation to update any forward-looking statements contained herein, whether because of any new information, future events, changed circumstances or otherwise, except as otherwise required by law.

Contact:

Mersana@argotpartners.com